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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                   APRIL                    , 2003
                 -------------------------------------------    --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
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                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F
FORM 20-F [X]    FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12G3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934
YES [ ]          NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12G3-2(b):

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                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            PERUSAHAAN PERSEROAN (PERSERO)
                                            PT TELEKOMUNIKASI INDONESIA
                                            ------------------------------------
                                                       (REGISTRANT)



                                                    ROCHIMAN SUKARNO
                                                HEAD OF INVESTOR RELATION



DATE      APRIL 17TH, 2003                  BY /s/ Rochiman Sukarno
      -----------------------                  ---------------------------------
                                                         (SIGNATURE)

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Number: Tel /KU830/UHI/2003

Bandung, 16 April, 2003

United States Securities and Exchange Commission (US-SEC)
450 Fifth Street, N.W. Stop 11-4
Washington, D.C. 20549
USA

Re:  Perusahaan Perseroan (Persero)
     PT Telekomunikasi Indonesia, Tbk ("PT TELKOM")

Dear Sir/Madam,

Herewith, please find herewith the editing error revisions of Notes to Financial Statements of TELKOM Year 2002 and 2001 as filed through EDGAR on March 31, 2003.

Sincerely yours,



/s/ Rochiman Sukarno
--------------------
ROCHIMAN SUKARNO
Head of Investor Relations
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REVISION OF NOTES TO FINANCIAL STATEMENTS OF TELKOM
YEAR 2002 AND 2001

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NO            DESCRIPTION                   PAGE             NOTED BEFORE                         AFTER REVISION
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
1    NOTE 7
     Interest rate of time deposits       Page 29
     2001:                                Table 2
     Rupiah                                         10.50% - 17.45%                       12% - 18.04%
     US Dollar                                      2% - 3.50%                            5.53% - 6.13%

2    NOTE 13 B
     PT Telekomindo Seluler Raya                    the Company recognized a loss of      In 2001, the Company recognized a
                                                    Rp101,000 million from the swap       gain of Rp101,838 million from the
                                                    transactions ....                     swap transactions .....


                                                                                          In 2002, the Company recognized a
                                                                                          loss of Rp101,000 million from the
                                                                                          excess of acquisition cost over
                                                                                          Telesera's net assets value due to
                                                                                          the investment was intended to be a
                                                                                          temporary.

3    NOTE 24                              Page 50   Long term portion                     Total
     Two Step Loans                       table 3


4    NOTE 45 D
     Pramindo Pension Program             Page 73   Contributions charged to              Contributions charged to
                                          par 3     operating expenses in 2001            operating expenses in 2002
                                                    and 2002 amounted to Rp576            amounted to Rp232 million.
                                                    million and Rp232 million,            (2001 information is not necessarily
                                                    respectively.                         disclosed due to Pramindo's financial
                                                                                          statements was consolidated since
                                                                                          2002)

5    NOTE 47 L                            Page 80
     Transactions with Related Parties    Par 4     .... current accounts and time        .... current accounts and time deposits
     as of December 31, 2001                        deposits in state-owned banks         in state-owned banks amounted to
                                                    amounted to RP 3.778.009 and          RP 3.778.099 and Rp 6,097,618
                                                    Rp 6,097,618 million as of            million as of December 31, 2001
                                                    December 31, 2001                     and 2002, respectively, ......
                                                    and 2002, respectively, ......


6    NOTE 59 B
     Explanation of fair value short                and the fair value of the Company's   and as of December 31, 2002, the fair
     term borrowings 2001                           short term borrowings was Rp nil      value of the Company's short-term
                                                    and Rp39,889 million, respectively.   borrowings was Rp 39,889 million.


     Sensitivity analysis                           the fair value of the Company's       the fair value of the Company's long-
                                                    long-term two-step loans at December  term two-step loans at December 31,
                                                    31, 2002 would decrease by RP359,73   2002 would decrease by RP359,730
                                                    million.                              million.

7    NOTE 59 D                            Page 115  2001 (as restated - see Note 52):     2001:
     Valuation and qualifying accounts    table 1
                                          column
                                          1
8    NOTES 6 CASH AND ASH EQUIVALENT      Page 28
     Interest rate of cash and cash       Table 2
     equivalent in 2002:
     Rupiah                                         10.50% - 17.45%                       11.59% - 18.45%
     US Dollar                                      1.50% - 5.03%                         1.15% - 5.03%

9    Missing header
     NOTE 13 LONG TERM INVESTMENT         Page 34   None                                  Add the header

     NOTE 14 PROPERTY, PLANT              Page 41
       AND EQUIPMENT
       First column                                 2001                                  January 1, 2001
       Last column                                  2001                                  December 31, 2001

     NOTE 42 INCOME TAX                   Page 67
       First column                                 December 31, 2000                     December 31, 2001

     NOTE 59 A. INCOME TAX US GAAP        Page 112  None                                  Rp
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